

February 4, 2011

Mr. J. Scott Webber
President
Encompass Holdings, Inc.
310 California Ave., Suite 554
Reno, Nevada 89509

> **Re:** **Encompass Holdings, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed January 26, 2011**
> **File No. 333-82608**

Dear Mr. Webber:

We have limited our review of your filing to the issue we have addressed in our comment. Where indicated, we think you should revise your document in response to the comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. We note that the company's most recent periodic report was filed on January 29, 2010 for the period ending March 31, 2008. As such, it appears that you have not complied with your reporting requirements under Section 13(a) of the Securities and Exchange Act of 1934 for each subsequent reporting period thereafter. Please explain why you have not satisfied your reporting obligations and tell us when you plan to file the delinquent reports. Please also confirm that you plan to comply with your obligation to timely file such periodic reports on a going-forward basis

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jerard T. Gibson, Attorney-Advisor, at (202) 551-3473 or the undersigned at (202) 551-3852 with any questions.

Sincerely,

Michael McTiernan
Assistant Director

cc: Robert C. Laskowski, Esq. (via facsimile)